UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Gregory M. Shepard

7028 Portmarnock Place

Lakewood Ranch, FL 34202

(941) 306-5368

With a copy to:

Eric M. Fogel

J. Victor Peterson

Amundsen Davis, LLC

150 N. Michigan Avenue, Suite 3300

Chicago, Illinois 60601

(312) 894-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Gregory M. Shepard
2.	Check the appropriate box if a member of a group (a): (b):
3.	SEC use only
4.	Source of funds
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 976,071 Class A, 6,343,357 Class B
	8.	Shared voting power -0-
	9.	Sole dispositive power 976,071 Class A, 6,343,357 Class B
	10.	Shared dispositive power -0-

11.	Aggregate amount beneficially owned by each reporting person 976,071 Class A, 6,343,357 Class B
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.17% Class A, 14.80% Class B (1)
14.	Type of reporting person IN

(1)

These calculations are based on a total of 57,147,501 outstanding shares of Class A Common Stock and a total of 42,852,499 outstanding shares of Class B Common Stock, for a combined total of 100,000,000 outstanding shares of common stock of the Issuer as of July 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2023, filed on August 1, 2023.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, Texas 78730.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Gregory M. Shepard (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is 7028 Portmarnock Place, Lakewood Ranch, FL 34202.

(c) The principal occupation of Mr. Shepard is as a self-employed investor, as well as a member of the board of directors of the Issuer (the “Board”).

(d) The Reporting Persons has, during the last five years, not been convicted in a criminal proceeding (including traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shepard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

The aggregate purchase price of the 7,319,428 Common Shares purchased by the Reporting Person was $67,127,327 (including commissions).

In 2017, Mr. Shepard signed the initial private placement memorandum to invest in Atlas Sand Management Company, LLC (“ASMC”). Per the private placement memorandum, Mr. Shepard from 2017 to 2019 invested $50,000,000 into ASMC in return for 50,000,000 units of ASMC Class B Units. In 2019, Mr. Shepard purchased 238,000 additional ASMC Class B Units in a private purchase transaction for $238,000 increasing his ownership to 50,238,000 ASMC Class B Units, representing 33.2% of the 151,522,015 ASMC Class B Units issued and outstanding.

On March 9, 2023, Mr. Shepard purchased an aggregate of 200,000 shares of Class A Common Stock of the Issuer, par value $0.01 per share (“Class A Common Stock”), in the Issuer’s initial public offering (the “IPO”) at the IPO price ($18.00 per share) and at a cost of $3,600,000. Subsequently, Mr. Shepard purchased an additional 413,998 shares of Class A Common Stock for an aggregate purchase price of $6,893,362 (including commissions) and an average price of $16.6507 per share between March 9, 2023 and July 6, 2023. In the last sixty days since July 10, 2023, Mr. Shepard purchased 28,212 shares of Class A Common Stock for an aggregate purchase price of $490,118 (including commissions) and an average price of $17.3727 per share.

On September 11, 2023, Mr. Shepard received 333,861 shares of Class A Common Stock and 6,343,357 shares of Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) in a distribution from ASMC.

The source of funding for the purchase of these securities was personal funds. Mr, Shepard has a $8.3 million Loan Agreement with Morgan Stanley N.A. (“Morgan Stanley”) and has pledged 642,210 shares of the Issuer’s Class A Common Stock along with other publicly traded securities under the Morgan Stanley loan. The Morgan Stanley loan proceeds were not utilized for the purchase of these securities. Interest on the Morgan Stanley debt is computed on a variable loan index rate. A copy of the Morgan Stanley Agreement is attached hereto as Exhibit 7.1.

Item 4.	Purpose of the Transaction

The 976,071 shares of Class A Common Stock and 6,343,357 shares of Class B Common Stock were purchased for Mr. Shepard’s own account for the purpose of holding such shares as a personal investment.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions (including through his affiliates) with respect to his investment or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, the Reporting Person or his affiliates may seek to acquire securities of the Issuer, including capital stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the capital stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person or his affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s or his affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person and his affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person and his affiliates.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

a) As of the close of business on September 13, 2023, the Reporting Person may be deemed to beneficially own 976,071 shares of Class A Common Stock and 6,343,357 shares of Class B Common Stock and, in the aggregate, 7,319,428 shares of Common Stock, representing approximately 7.32% of the Issuer’s outstanding Common Stock (based upon a total of 57,147,501 shares of Class A Common Stock and 42,852,499 shares of Class B Common Stock, outstanding, for a combined total of 100,000,000 shares of common stock as of July 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2023, filed on August 1, 2023).

b) The Filing Person has sole voting power and sole dispositive power with respect to 976,071 shares of Class A Common Stock and 6,343,357 shares of Class B Common Stock and, in the aggregate, 7,319,428 shares of Common Stock.

c) The following table sets forth all purchases with respect to shares of Class A Common Stock effected during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market, the table excludes commissions paid.

Purchase Date	# of shares purchased	Avg Price Per Share
07/14/23	11,388	17.6372
07/17/23	16,824	17.1936

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

From 2014 to 2019, Mr. Shepard was the sole owner and founder of Wisconsin Northern White Sands Holdings LLC, a Delaware limited liability company, which explored building frac sand mines in Illinois, Wisconsin, Oklahoma and Texas. During 2017, Atlas Sand Company, LLC, a Delaware limited liability company (“Atlas Sand LLC”), hired an employee away from Wisconsin Northern White Sands, which led to Mr. Shepard’s investment in ASMC.

In 2019, ASMC provided contact information to Mr. Shepard, which led to Mr. Shepard’s purchasing 238,000 additional ASMC Class B Units in a private purchase transaction that was approved by ASMC for $238,000.

On January 1, 2020, ASMC and Mr. Shepard entered into a Market Data and Assistance Agreement (the “MDAA”), whereby ASMC engaged Mr. Shepard on a part-time basis, as a marketing consultant. ASMC agreed to pay Mr. Shepard at the rate of $10,000 per calendar year. No payments were ever made under the MDAA and the agreement was terminated by ASMC and Mr. Shepard effective December 31, 2022. A copy of the MDAA is attached as Exhibit 7.2.

In 2022, Mr. Shepard was nominated for election to the Issuer’s Board. However, prior to the Issuer’s initial public offering, the Issuer presented Mr. Shepard with a stockholders’ agreement that was reviewed and discussed but not signed. As a result, Mr. Shepard was not elected to the Board at that time.

On August 10, 2023, Mr. Shepard signed a stockholders’ agreement with the Issuer. A copy of the stockholders’ agreement is attached as Exhibit 7.3. The Stockholders’ Agreement became effective on September 13, 2023. Mr. Shepard was appointed to the Board on September 14, 2023.

The Stockholders’ Agreement provides Ben M. Brigham (the “Principal Stockholder”) the right to designate nominees for election to the Board as follows:

•

So long as the Principal Stockholders collectively beneficially own greater than 50% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to determine the size of the Board and designate all members of the Board, including the right to designate all individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

So long as the Principal Stockholders collectively beneficially own at least 35% but not greater than 50% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate four members of the Board, including the right to designate four individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

So long as the Principal Stockholders collectively beneficially own at least 25% but not greater than 35% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate three members of the Board, including the right to designate three individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

So long as the Principal Stockholders collectively beneficially own at least 10% but not greater than 25% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate two members of the Board, including the right to designate two individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer; and

•

So long as the Principal Stockholders collectively beneficially own at least 5% but not greater than 10% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate one member of the Board, including the right to designate one individual to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer.

Additionally, Mr. Shepard agreed to cause his respective shares of Class A Common Stock and Class B Common Stock to be voted in favor of the election of each of the nominees designated by Mr. Brigham or his affiliates.

Registration Rights Agreement

On March 8, 2023, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain stockholders’ party thereto including the Reporting Person. Pursuant to the Registration Rights Agreement, the Issuer agreed to register the sale of shares of Class A Common Stock under certain circumstances, as described below.

At any time after the 180-day lock-up period described above, and subject to the certain limitations, a Holder (as defined in the Registration Rights Agreement) has the right to require the Issuer to prepare and file a registration statement registering the offer and sale of a specified number of its shares of Class A Common Stock. Generally, the Issuer is required to provide notice of the request to certain other holders under the Registration Rights Agreement who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer will not be obligated to effect an underwritten offering pursuant to a new demand registration more than three times in any 12-month period or within 120 days after the closing of any requested underwritten offering of shares of Class A Common Stock.

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Class A Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the holders and allow them to include a specified number of their shares of Class A Common Stock in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, and the Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also requires the Issuer to indemnify each Holder against certain liabilities under the Securities Act of 1933.

The descriptions contained in this Item 6, including descriptions of the Registration Rights Agreement and the Stockholders’ Agreement, are not intended to be complete and are qualified in their entirety by reference to such documents, which were filed as exhibits previously by the Issuer and are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

7.1 Morgan Stanley Loan Agreement;

7.2 Market Data and Assistance Agreement; and

7.3 Stockholders’ Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2023	/s/ Gregory M. Shepard

[Signature Page to Schedule 13D]